Telkom SA Limited trading statement and cautionary announcement

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)

TELKOM SA LIMITED TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT

In terms of the Listings Requirements of the JSE Securities Exchange, South Africa (“JSE Listings Requirements”), companies are required to publish a trading statement as soon as they become aware that the financial results for the period to be reported upon next will be materially different from that of the previous corresponding period.

Telkom is currently finalising its results for the 6 month period ending 30 September 2003, which are expected to be released on 24 November 2003.

Telkom accordingly advises that it expects both earnings per share and headline earnings per share for the 6 month period ending 30 September 2003 to be substantially above earnings per share and headline earnings per share for the 6 month period ended 30 September 2002. In terms of the JSE Listings Requirements, “substantially” is defined as an increase or decrease of more than 30%.

Cautionary announcement

The above information has not been reviewed or reported on by the Company’s auditors. Shareholders are therefore advised to exercise caution when dealing in the Company’s securities until the publication of the Company’s results for the six months ended 30 September 2003.

Johannesburg
28 October 2003
Sponsor: UBS

Special note regarding forward-looking statements

Many of the statements included in this announcement constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the US Securities Exchange Act of 1934, as amended. This statement contains forward-looking statements, particularly the projections related to our September 30, 2003 results. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations. Telkom SA Limited files an annual report on Form 20–F with the US Securities and Exchange

Commission (SEC), which includes a detailed description of risk factors that may affect its business. Telkom filed its Form 20–F annual report for the year ended March 31, 2003 on August 4, 2003. For further information you should refer to the Form 20–F and other filings with the US SEC annual report which are available on the investor relations website at www.telkom.co.za/ir.